Exhibit 99.1

PRESS RELEASE Monday 9 December 2024 – 08:00 a.m. CET
Regulated information

CMB.TECH SELLS THREE SUEZMAXES

ANTWERP, Belgium, 9 December 2024 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the Company”) (NYSE: CMBT & Euronext: CMBT) has sold three Suezmax vessels, Selena (2007, 150,205 dwt), Cap Victor (2007, 158,853 dwt) & Cap Felix (2008, 158,765 dwt) to a wholly owned subsidiary of CMB NV at today’s market value as part of the fleet rejuvenation. The sale will generate a capital gain of 70.930 million USD. The vessels will be delivered to their new owner in December 2024.

The procedure for related parties transactions under Belgian law was applied in connection with the sale. More information can be found in the legal announcement attached to this press release. The advice of the committee of independent directors will be made available on the Company’s website.

Announcement Q4 2024 results – 27 February 2025
About CMB.TECH
CMB.TECH (all capitals) is a diversified and future-proof maritime group. We own and operate more than 160 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels, tugboats and ferries. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
About CMB
CMB, Compagnie Maritime Belge, is a maritime group with its registered offices in Antwerp. CMB is the major shareholder of CMB.TECH.
More information can be found at www.cmb.be.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include potential legal actions by other parties relating to the Market Court’s decision, the outcome of the proceedings pending before the Enterprise Court in Antwerp, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Page 1 of 2

PRESS RELEASE Monday 9 December 2024 – 08:00 a.m. CET
Regulated information

ANTWERP, Belgium, 9 December 2024 – Last Friday, the Supervisory Board of CMB.TECH NV (“CMB.TECH” or “the Company”) (NYSE: CMBT & Euronext: CMBT) approved the entry by CMB.TECH into memoranda of agreement regarding the sale of three of its Suezmax tankers with Bocimar International NV (“BOI”).
BOI, the counterparty to these contracts, is a wholly-owned subsidiary of CMB NV, the controlling shareholder of the Company and thus is a related party within the meaning of IAS 24. The transaction is therefore subject to the procedure provided for in Article 7:116 BCAC.
Details of the transaction
The sale concerns three of the Company’s Suezmax tankers, named the Selena, the Cap Victor and the Cap Felix (the “Vessels”). The Vessels are not fitted with dual fuel engines.
The purchase price for the Vessels is based on the highest aggregate fair market valuation of the Vessels issued by two independent, reputable shipbrokers (Braemar and VesselsValue). The aggregate purchase price is USD 119,490,000.
Transaction rationale
The transaction enables the Company to manage its portfolio of ships in line with its strategy of decarbonizing and optimizing its fleet.
The Company will use the net proceeds to fund the committed capital expenditure on its future proof newbuilt vessels or for initial advances on newbuilt vessels if future projects are confirmed.
Conclusion of Committee and assessment of auditor
A Committee of three independent members of CMB.TECH’s Supervisory Board (the “Committee”) has reviewed the terms and conditions of the transaction documents and has issued a written reasoned advice to the Supervisory Board. In its advice, the Committee stated that it is of the view that “the transaction is not manifestly unlawful in nature and that it is unlikely that the transaction would result in disadvantages to CMB.TECH that are not outweighed by benefits to CMB.TECH”. The Committee therefore advised favourably on the transaction.
The assessment carried out by CMB.TECH’s statutory auditor provides as follows: “Based on our assessment, nothing has come to our attention that makes us to believe that the financial and accounting data referred to in the opinion of the committee of independent members of the supervisory board dated 6 December 2024 or in the minutes of the supervisory board dated 6 December 2024, motivating the proposed transaction, are not consistent in all material respects with the information available to us in the context of our assignment.”

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Page 2 of 2